UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 48578

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Finantia USA Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, 14th Floor, Suite 1460

(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)
6/6/06		2699	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Filipe Miguel Dias Marques__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Finantia USA Inc.__ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Filipe Miguel Dias Marques
Signature

Managing Principal
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Finantia USA Inc.
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Finantia USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Finantia USA Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Finantia USA Inc.'s auditor since 2021.

New York, NY

February 25, 2026

Finantia USA Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	2,102,829
Certificate of deposit		741,195
Fail to deliver		2,814,942
Deferred tax asset		14,838
Prepaid expenses		26,650
Prepaid income taxes		9,466
Due from related parties		352,420
Operating lease right-of-use assets		283,637
Security deposits		26,959
Other assets		4,190
Total assets	$	6,377,126

Liabilities and Stockholder's Equity

Liabilities:

Fail to receive	$	2,814,942
Accrued expenses and other liabilities		42,769
Operating lease liabilities		316,735
Total liabilities		3,174,446

Stockholder's Equity:

Common stock ($.01 par value; 1,000 shares authorized, 233 issued and outstanding)		2
Additional paid-in capital		514,219
Retained earnings		2,688,459
Total stockholder's equity		3,202,680
Total liabilities and stockholder's equity	$	6,377,126

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

Finantia USA Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Effective April 28, 2025, following the sale of the 100% shareholder interest previously held by Finantia Holdings B.V., the Company is a wholly owned subsidiary of Finantia UK Limited (the "Parent"), which is a wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent") (collectively, the "Related Parties").

The Company acts as a broker for other broker dealers and institutional customers in the purchase and sale of foreign and domestic securities. The Company executes and clears all of these trades through the Related Parties. These trades are settled on a delivery versus payment basis.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Transfer Pricing Revenue:
Pursuant to a Services Agreement between the Company and the Related Parties, the Company acts on behalf of those Related Parties, providing execution and brokerage services for transactions with its institutional investors primarily in the purchase and sales of foreign and domestic securities, in accordance with SEC Rule 15a-6. This represents the only performance obligation which is satisfied over time as the services are provided. The Company and the Related Parties agreed to a 15% cost-plus arrangement, which is in agreement with a transfer pricing study obtained by the Company and the Related Parties.

The amounts due pursuant to this agreement are received periodically by the Company from the Related Parties in the normal course of business. Amounts due from the Related Parties at January 1, 2025 were $309,075 and at December 31, 2025 were $352,420.

There were no contract assets or contract liabilities as of January 1, 2025 and December 31, 2025.

Cash, Certificate of Deposit and Concentration of Credit Risk
Cash deposits and certificate of deposit are held at one financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The certificate of deposit is recorded at fair value, earns interest at an annual rate of 3.44%, has a term of three months and is set to mature on January 28, 2026. The cost of the certificate of deposit approximates fair value.

2. **Summary of Significant Accounting Policies (continued)**

Leasehold Improvements, Furniture and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. All fixed assets are fully depreciated and amortized.

Fair Value of Financial Instruments
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1:   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2:   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement, and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with U.S. GAAP. Securities not readily marketable are valued at fair value as determined by the Company.

2. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
The Company's assets measured at fair value as of December 31, 2025 are all Level 2.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded. Management has determined that no valuation allowance is required.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025.

Leases
The Company recognizes its leases in accordance with ASC Topic 842, Leases. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

2.   **Summary of Significant Accounting Policies (continued)**

Leases (continued)

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2025, is as follows:

Weighted average remaining operating lease term	2.67 years
Weighted average discount rate of operating leases	8.0%

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

3. **Broker Dealer and Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of other broker dealers and institutional customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the broker dealer, customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

4. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2025, the Company had net capital of approximately $2,569,000, which exceeded the required net capital by approximately $2,319,000.

The Company effects securities transactions but with respect to customer accounts it is exempt from SEC Rule 15c3-3, under the Securities Exchange Act of 1934, pursuant the provisions of paragraph (k)(2)(i) of that rule.

5. **Commitments**

The Company leases office space under a non-cancellable lease agreement in Florida which expires August 30, 2028. The Company leases space in New York on a month-to-month basis. Maturities of lease liability under the noncancelable operating lease at December 31, 2025 are as follows:

Year Ending December 31,	Total Commitments
2026	129,234
2027	133,106
2028	90,951
Total undiscounted lease payments	353,291
Less imputed interest	(36,556)
Total lease liabilities	$ 316,735

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has security deposits of $26,959 relating to the leases.

6.   **Related Party Transactions**

In accordance with the Services Agreement, Related Parties will pay the Company a fee that is calculated at 115% of the Company's costs, as defined by the agreement. At December 31, 2025, the Company is due $101,656 from the Parent and $250,764 from the Ultimate Parent under this arrangement.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

7.   **Income Taxes**

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2025, the significant components of the Company's deferred tax assets, at their tax effect, are as follows:

Deferred tax assets	
Professional fees	$ 6,591
Rent expense	8,247
	$ 14,838

8.   **Segment Reporting**

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The CODM is the Chief Compliance Officer. The net income is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

9.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025 and through the date this financial statement was issued and determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement.